Exhibit 99

                                 [UNILEVER LOGO]

                              N E W S R E L E A S E


                          Unilever United States, Inc.

U.S. Media Relations Contact:                  U.S. Investor Relations Contact:
Nancy Goldfarb                                 Leigh Ferst
212-906-4690                                   212-906-3430

                                               FOR IMMEDIATE RELEASE

                Unilever Completes the Sale of the Brut Brand of
              Male Personal Care Products to Helen of Troy Limited

New York, NY - Monday, September 29, 2003 - Unilever [NYSE: UN, UL] today announced that it completed the sale of its Brut brand of male personal care products in the United States, Canada, Mexico, Puerto Rico and elsewhere in Latin America to Helen of Troy Limited of El Paso, Texas, for $55 million in cash. The two companies announced on September 2, 2003, that they had reached a definitive agreement.

The Brut brand includes fragrance, antiperspirant and deodorant products and had combined sales of $45 million in 2002 in the Americas. This transaction does not affect Unilever's ownership of the Brut brand in the rest of the world outside of the Americas, including Europe, Africa, Australia, Asia and the Middle East.

The sale by Unilever is part of the company's Path to Growth strategy, a five-year strategic plan announced in February 2000 designed to accelerate top-line growth and further increase operating margins. The plan includes a series of initiatives to focus on fewer, stronger brands and businesses and to promote faster growth.

                                      # # #

Unilever Background: Unilever is one of the world's largest consumer products companies with annual sales of approximately $47 billion in 2002. It produces and markets a wide range of foods and home and personal care products. Unilever operates in around 100 countries around the globe and employs approximately 250,000 people.

                                    - more -

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial and operating results and benefits of the pending disposal of the Brut brand by Unilever.

Factors that could cause actual results to differ materially from those described herein include: costs related to the disposal; the economic and financial market environment of the food and consumer product manufacturing industry and the general economic environment. More detailed information about these factors is set forth in the reports furnished by Unilever with the Securities and Exchange Commission.

Neither Unilever nor Helen of Troy Limited is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #